Filed by: BHP Billiton Plc
and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc
Commission File No.: 001-10533
and
Rio Tinto Limited
Commission File No.: 000-20122

The following is a transcript of a media conference call with Marius Kloppers, Chief Executive Officer, BHP Billiton on December 12, 2007 and made available on December 13, 2007.

BHP Billiton Media Conference Call 12 December 2007

DISCLAIMER

The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

In connection with BHP Billiton’s proposed combination with Rio Tinto by way of the proposed Schemes of Arrangement (the "Schemes"), the new BHP Billiton shares to be issued to Rio Tinto shareholders under the terms of the Schemes have not been, and will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the new BHP Billiton shares have been, or  (possibly with certain limited exceptions) will be, applied for in any jurisdiction of the United States.  It is expected that the new BHP Billiton shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

In the event that the proposed Schemes do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Billiton would expect to register the offer and sale of the securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the US Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”), which would contain a prospectus (“Prospectus”), as well as other relevant materials.  No such materials have yet been filed.  This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement, the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC.  Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Media Conference Call                                                                                                                                                                                                                                                                                BHP Billiton

TRANSCRIPT BEGINS:

Marius Kloppers

Chief Executive Officer

Good morning to those of you in London.  I was hoping to start this morning talking about our announcement in the presentation.  I was woken up this morning by news of a fatality at Olympic Dam, and we obviously take safety very seriously.  I have spoken about that on several occasions and I thought that it would be inappropriate for me to say anything before I recorded that fact and the fact that our hearts go out to the family and friends especially during this time leading up to the festive season.

I hope by now all of you have read today’s announcement and the presentation that we will be making a little later on.  What you will see from our announcement is that we are reiterating the compelling logic of our proposition, especially the three for one share proposal.  Our feedback has confirmed that both sets of shareholders have a clear understanding of the logic of this proposal.  Rio Tinto suggested that this proposal is all about the value.  We agree.  We are talking today about the value and the facts that underpin that value.  Now rather than taking up your time by going through our announcement, which I am sure most of you will have read by now, I suggest that we move straight into answering your questions.

Questions and Answers

Question

Hello, I was just going to ask about Olympic Dam, if you can put some figures around the size of the expansion opportunities.  I’m sure you are aware that Rio has made the capital cost of developing Olympic Dam to those levels an issue, as far as they are concerned, in the value argument.  I notice there is no capital cost estimates in what you have said today, but are you prepared to give us a feel today for just how far it might be?

Marius Kloppers

Thank you. We obviously have not had any notice from Rio Tinto that they have spoken about something that is not yet formalised.  I think, to reiterate what we have said in the past, this is still in pre-feasibility.  The fact that we are putting this staged development approach on the table today is in direct response to changes in the market.  In short we have seen a more buoyant future for nuclear, which was always the constraining element in the size of this development. The second element to emphasise is, we have stated over the last six months that we are looking towards intrinsically more capital effective ways of development.  This development sequence reinforces that.  We have not stated any capital investment for those three stages combined as we have not finalised it, but I want to stress one thing: we see Olympic Dam as something that will continue to be developed over many decades.  This is the same story we have said over the last six months.  So we should not look at any development here as a single point effort. What we hope to do is basically continuously expand this operation as the demand for uranium grows.

12 December 2007                                                                                                                                                                                                                                                                                                        2

Media Conference Call                                                                                                                                                                                                                                                                                BHP Billiton

Question

Tom Albanese said he does not think that mining and petroleum go well together.  Have you any plans to divest the petroleum assets?

Marius Kloppers

The way we look at the world is that we have billions of people industrialising.  What happens then is that they need all of the basic building blocks for their development – energy, minerals and metals.  I would turn that question around and ask the question, how can a truly diversified player afford not to be more exposed to all the elements of the energy portfolio as part of its product offering?   After all, energy is the largest out of all of these markets.

Question

I wanted to check, I read your compelling case but I think we have now moved to the next stage, and we are working on a formal offer.  Can you give us an indication when that might happen?

Marius Kloppers

I think we should reflect on the fact we have said this has gone on for a decade or so.  We have put this proposal on the table, the market has reacted incredibly favourably which indicates to us that they understand this.  What we are trying to do here today is to move the discussion back to relative value because that is what it is about when you combine these two facts.  We are going to use all the time that we need to continue to reiterate that relative value piece. What decision we take, if any, post-this is for another day.

Question

So when asked by the takeovers panel, you are allowed to be against any imminent bid?

Marius Kloppers

We clearly had contact with the takeover panel.  They asked us for a submission which we have not yet made.  We will use this period to talk about all of the things in our portfolio and there are two reasons for this.  The first is that, remember that, this is what our shareholders get in any case.  It is our baseline strategy.  So by talking about that we tell the shareholders what they are going to get in any case.  The second piece is they obviously would get more if we put these two companies together.  But we have not taken any decision today beyond what is on the table.  Whether we take a decision, and what form that decision will take, we will take all of the time that we have got to do so.

Question

I am just wondering whether the fact that you are highlighting your superior performance relative to that of Rio is a tactic that you think will get the Rio board to the negotiating table?

12 December 2007                                                                                                                                                                                                                                                                                                        3

Media Conference Call                                                                                                                                                                                                                                                                                BHP Billiton

Marius Kloppers

In reality what has happened over the last month since we put our proposal on the table is that the value of Rio Tinto has obviously jumped quite dramatically from, what is it, a 2.4 exchange rate implied just before our proposal, to well beyond the 3 that we have offered.  People have spoken about absolute value of these two stocks, but what we are trying to do today is just to remind everybody that this is all about relative value, and just highlighting to people what the relative contribution is that we are making.  Obviously we would be absolutely delighted to talk to the Rio Tinto management and board.  In fact we do not see any downside for them to talk to us given that the market has responded the way that it has.

Question

Given that that is the case and what you said earlier about the fact that both sets of shareholders have a clear understanding of the logic of the proposal, are you saying effectively that it is only the board that are blocking this thing going through?

Marius Kloppers

We are clearly very, very interested in talking to the Rio Tinto board and management.  While we have not had the privilege of talking to them, we have clearly been communicated to, that they do not want to talk to us at this stage.

Question

Are you saying that the Rio board is defying what its own shareholders are telling it?

Marius Kloppers

I would not like to speculate on exactly what their decision-making process has been but I would like to take us back to where the market has been.  Since the time our proposal, the market has clearly valued, and a lot of commentators have commented on the value to be unlocked here.  So I think it is an indisputable fact that there is value to be unlocked here between this combination; value that cannot be unlocked without a transaction.  So it is a little mystifying to us that we are not able to talk about a transaction, given that everybody knows that this value is here.

Question

You came out today and, after Rio has gone to the takeover panel to invoke the ‘put up or shut up’, and the first thing you have said, you reiterated your one for three.  Does that mean you’re ruling out raising your bid over whatever deadline period the takeovers panel is about to rule on?

Marius Kloppers

We believe that our proposition is compelling.  We note the way that the Rio Tinto share prices have responded in response to our proposal.  We will elaborate again later on today that that is a quite massive uplift, to where the company was trading before the proposal.  Really what I want to talk about today is the relative contribution of BHP Billiton in such a combination and I really wouldn’t like to speculate whether, or in what way, or if, indeed, we take any other additional steps beyond the proposal that is on the table today.

12 December 2007                                                                                                                                                                                                                                                                                                        4

Media Conference Call                                                                                                                                                                                                                                                                                BHP Billiton

Question

A quick follow up, just following on the question about Olympic Dam.  I know you said it is too early to have any capital out there.  You have outlined some different production steps here going forward but there is no timing on those that I can see.  Can you give us any timing on those?

Marius Kloppers

We have not given any updates to the various phases nor do I think we have given any additional guidance to the dates of first production that we indicated at our last set of results.  What is very clear is that we want to move this into full feasibility during the course of next year, which I remind people, for us, is a pretty profound step.  By the time we get into feasibility, we are really starting to go down the track of engineering, getting contracts in place and so on.  We are nearing the end of all of the drilling programmes and all of the conceptual flow sheets and so on and starting down the next steps.

Question

Just looking at the four sets of assets you have highlighted here, Rio Tinto obviously believes they are stronger in iron ore.  Olympic Dam, they have concerns over and petroleum they do not want.  They have already said they have their own nickel business coming into production soon, which is probably going to be an equivalent level of production to the conceptual level you are talking about. How do you expect this series of assets here to change anything in the mind of the Rio Tinto board?

Marius Kloppers

I would like to take us back to our long stated strategy which is unchanged. That long stated strategy focuses on large low-cost things.  We have an extraordinary focus just on big assets, the question I would ask back of you is: where would you expect to have the most certainty?  In assets that are large, simple, relatively low-levels of infrastructure, ore bodies that you have operated on for decades, in known territories with workforces in place, all of the regulatory environments in place.  Or things where all of those have yet got to be put in place?  I think it goes to the head of our strategy to say that we want to own the definitive ore bodies and then we want to make those operations really huge and of low cost.  I want to reiterate that simplicity – few, enormous, highly owned assets that are simple to manage and very upstream.

Question

I am wondering whether you would pursue with a bid if you did not first speak with the Rio board?

Marius Kloppers

I would not like to speculate on that. Clearly, we would like the market to rethink the relative value that the two parties bring and just noting that just before we made our proposal that the Rio Tinto market cap was about half of what ours is.  People seem to have over the last couple of weeks forgotten about that.  But where we go to from here and if we go anywhere from here, I really would not like to speculate on today.

12 December 2007                                                                                                                                                                                                                                                                                                        5

Media Conference Call                                                                                                                                                                                                                                                                                BHP Billiton

Question

Just one other question.  Of your total CAPEX over the last period that we are talking about, since 2001, how much of that, in ballpark, would have been spent on petroleum, is it 30%?  40%?

Marius Kloppers

I do not have an exact figure for you but we can get back to you.  I will note that and make sure you get a call afterwards.

Question

A question on iron ore, you talk about the expansion capacity of Port Hedland from a port point of view.  Can you give some sort of guidance on your big picture outlook for iron ore and how that can possibly match the conceptual outlook that Rio has come up with?  I think the last figure we have for you only take us up to 300 million tonnes per year.

Marius Kloppers

I think we have obviously just outlined formally plans to go to 2015.  I think the crux of the matter that we wanted to make absolutely sure that everyone understood today is firstly, when we talk about how that flows into the value of the two companies, we have to talk about the things that the companies actually own.  That highly owned piece is the first message that I would like to leave you with.  The second piece is simplicity and scope.  On balance we prefer fewer things, rather than more, as long as they are large and create value.  I think the whole presentation about our iron ore business will show the nature of our ore bodies.  The fact that they are much larger in scale and the fact that you can optimise a relatively simple set of infrastructure is actually a huge advantage. It is the same message at Olympic Dam, Cerro Matoso, the clustering of all of these Petroleum assets in the Gulf of Mexico and Western Australia.  There is a consistent theme there of scale, simplicity and manageability.  We have not outlined plans beyond that 300 million tonne capacity but obviously we clearly indicate that, if anything, our mineralization is superior, rail and port will not be a constraint so we will take it from there.

Question

Are you suggesting you will be able to match Rio from a conceptual point of view?  Obviously you are lagging behind by a couple of years but is it foreseeable to see BHP producing 400 million tonnes plus by the end of next decade for example?

Marius Kloppers

We would like to step back and examine that last comment a little bit. When you look at the growth rate of these two businesses, they have been very similar.  We see no reason why they are not similar going forward and we have clearly indicated that, if anything, the way that our mineralization is configured and the quantum of mineralization actually, if anything, we believe we have the superior business that is more or less where I would like to leave it.

12 December 2007                                                                                                                                                                                                                                                                                                        6

Media Conference Call                                                                                                                                                                                                                                                                                BHP Billiton

Question

Just continuing on about the Pilbara, you have mentioned that at Port Hedland you can build the outer harbour but that is a fairly substantial piece of engineering.  Have you got any costings around that?

Marius Kloppers

We have not released any costings.  We are obviously working on estimates internally and since we have discussed this obviously with the WA government, and a number of other parties.  But I think as we indicated on our site visits, there are a number of things that have to happen which are well-advanced: double tracking the railway, the inner harbour optimisation and then the outer harbour.  We are not at a point today to give you an exact capital cost of the Harbour itself.

Question

Can you give us a ballpark?

Marius Kloppers

I am unable to do so, unfortunately.

Question

I was hoping you could elaborate within the context of the statement that was released this evening, you say the company is considering its possible next steps, could you be more definite there?

Marius Kloppers

No, I actually would be very reluctant do to so.  Really the purpose of today’s presentation is to talk about the relative value that we contribute to this proposed combination, seen against a backdrop of a highly enthusiastic market response.  We will obviously take all of the time to get our message out but I should reiterate that we are a disciplined company, we are a patient company, and we will take   a decision, if any, in due course when the time comes for that.

Question

You do not feel under any pressure given yesterday’s development with that request to the UK takeover panel, to get the ball rolling in terms of taking the next step?

Marius Kloppers

I am a very small cog in a large wheel, generations of management have worked on this.  We have obviously crystallised something very, very interesting which the market has received very well.  There is no sense of urgency at all on this side and again discipline and value is what we are all about for our shareholders.

12 December 2007                                                                                                                                                                                                                                                                                                        7

Media Conference Call                                                                                                                                                                                                                                                                                BHP Billiton

Question

You say prospects are clearly superior in quantum and quality.  Is the implicit message there that this is close to your limit in the current offer?  Can you also comment on whether the ‘put up and shut up’ has an impact on the ability to propose a scheme?

Marius Kloppers

I think we do talk about our growth prospects against a backdrop of an organic growth profile that has delivered twice the growth rate of Rio Tinto.  That is what we want to emphasise that going forward our strategy of simplicity, large assets and so on, there is no reason to believe that we will not continue to perform.  In terms of limits and where we go to and so on, I think our only objective is to remind the market of the relative contribution of these two companies which is what is important as we put this together.

The proposal that is on the table is a scheme, as you note.  A scheme needs a recommendation from the other party.  That recommendation clearly has not been forthcoming to date.  But I would really not like to speculate what form and again, I am at pains to stress, if any, additional steps we take beyond this. Can I just emphasise one thing as well: the growth path we have outlined, iron ore, copper and uranium and nickel and especially the petroleum growth path of 50% growth over the next couple of years.  Our shareholders get that, that is our baseline strategy.  So it is important for our shareholders to just be reminded again of just what they own, just in the base case.

Question

Is it not the case that ‘put up or shut up’ requires you to put something on the table for Rio to respond to and this scheme requires support from Rio ahead of that?  Is that not a problem if ‘put up or shut up’ mechanisms mean a problem for the scheme or proposal?

Marius Kloppers

That is correct; but remember that a ‘put up or shut up’ requires us to put a proposal, or not.

Question

You mentioned there have been generations of managers involved in this and it has been on the table for a decade.  Is it possible BHP will still be doing this in a decade’s time?

Marius Kloppers

We believe that the market has responded so enthusiastically to this proposal that we would view it as a great pity if we cannot…For the first time we have actually crystallised what the market thinks about this, what it thinks the value is and so on and we have a very clear picture, and every market participant has got a clear picture of what this means.  That has not been the case in the past.  We are clearly several steps beyond where we have been in the past.  We would consider this as a great pity if both sets of shareholders did not get that value this time around.  But at the end of the day we are value focused people and any transaction that does eventuate out of this does need to be value creating for both sets of shareholders to be interesting.

12 December 2007                                                                                                                                                                                                                                                                                                        8

Media Conference Call                                                                                                                                                                                                                                                                                BHP Billiton

Question

How damaging is it for BHP if this continues for another year or two?

Marius Kloppers

Our baseline strategy remains intact.  The time that we have been able to spend with our shareholders has given us a wonderful opportunity to talk to our shareholders about exactly what they own.  I would say that we are patient people.  We have a base line strategy that we are executing well, which is the basis of what we will highlight today, so we will take the time that is required here.

Question

I just wanted to clarify on the takeover panel.  You say you have had some communication with them.  Have they asked you to state what sort of timeframe you are comfortable with in this ‘put up or shut up’ provision?

Marius Kloppers

We have had communication from them.  The way that the process normally works is that one puts a proposal to them.  We have not done so, so we are at the early stages of that process and there is no definitiveness around this yet.

Question

You said before, the ‘put up or shut up’ requires us to put a proposal.  You have been saying all alone that you had made that proposal, this is a proposal.  Are you saying that this proposal satisfies the ‘put up or shut up’?

Marius Kloppers

No, let me clarify that: we have made a proposal.  What the takeovers panel requires is to make an offer.  In the UK law under which this would take place, is definitely a different thing so let me clarify that if such a request comes, we would have to decide to put an offer, or not, at that time.

Question

Does that mean that if the Takeover Panel requires you to ‘put up or shut up’ formally, that means that a scheme arrangement is ruled out?

Marius Kloppers

Certainly a scheme of arrangement, again, needs a recommendation by the other party.  Assuming that you could not reach agreement with the other party before any deadline, which does not exist yet, I should note, you would have to consider a different form of offer.  We clearly have not done so and I do not want to speculate what we would or would not do in that case.

12 December 2007                                                                                                                                                                                                                                                                                                        9

Media Conference Call                                                                                                                                                                                                                                                                                BHP Billiton

Question

I just noticed that the takeovers panel seems extremely busy in the UK.  A number of parties having a range of issues including possibly industry consolidation which leads me to ask, are there other targets you are looking at?  Are you risking losing opportunities here by pursing Rio when they are refusing to engage at this stage?

Marius Kloppers

The way we look at our business is we have a baseline organic growth strategy, one that has served us extremely well over the last couple of years and has led to superior financial performance.  That is the strategy that we are pursuing day-to-day.  This value-unlock that we can do with Rio Tinto is really quite unique and comes on top of that.  But I should emphasise something I stated a month ago in terms of potential value creation, the overlap the synergies and so on makes this proposal with Rio Tinto really quite unique.

Question

I just wondered, about this presentation, was it put together after you found out that Rio had gone to the takeover panel or is this something you had planned to do today anyway?

Marius Kloppers

It is very difficult to anticipate how things unfold in this, so obviously we have said we are going to use this period to talk to our shareholders, talk to the Rio Tinto shareholders, and what we want to especially do with this piece today was respond to the sort of absolute value piece that we have heard from the market, and just move the market back and remind them that it is the relative value and the relative contribution of the two parties.  So I would say that the ongoing communication campaign that we have had, today is really just one step in that.

Question

So you would have done this regardless of the UK.

Marius Kloppers

We would have absolutely communicated to all of our shareholders and Rio Tinto shareholders on an ongoing basis regardless of what the takeover panel has said.

Question

Hi Marius, just a follow up on the potential complications of the ‘put up or shut up’ scheme.  Has anybody ever mounted a routine takeover offer as opposed to a scheme offer for a DLC?  Let alone a hostile DLC offer.

Marius Kloppers

To the best of my knowledge there has never been an offer for a DLC so we are talking about something which is quite unique.  I am afraid that quite exhausts the limits of my knowledge.

12 December 2007                                                                                                                                                                                                                                                                                                      10

Media Conference Call                                                                                                                                                                                                                                                                                BHP Billiton

Question

Have you taken any advice on whether or not it is legally feasible?

Marius Kloppers

We have taken advice on all manner of things.  I wouldn’t like to speculate to comment on that.

Question

It is pretty significant though, is it not?  I mean if ‘put up or shut up’ comes into play, it potentially shuts off the logical course of the union.

Marius Kloppers

Sorry you will just have to repeat the last bit, you just fell out there.

Question

It would be pretty significant, would it not if the ‘put up or shut up’ actually threatens to shut off the logical course of this union.

Marius Kloppers

We can only agree.  We can only agree that there is this massive amount of value to be extracted.  We would consider this as an act of – it would be extremely sorry to see shareholders not have this value.

Question

Do you think ‘put up or shut up’ threatens the deal by threatening the logical structure of the deal to occur?

Marius Kloppers

Well it certainly moves things along, but we have said all along that we would like to engage with a set of shareholders and get a rational discussion going.  I think the thing that is a pity is that we do not see any downside for the Rio Tinto management and board to engage with us, and sort of the ‘put up or shut up’ sort of puts, at some point in time, a deadline to discussions of that nature.  So from that perspective yes, it does impose some sort of a deadline.

Can we perhaps have two more questions, then we will have to call it a day on this side.

Question

You have talked about how enthusiastic the market has been in response to the takeover bid, but in terms of the steelmakers here in China, they are very worried.  They think that a merged entity would have more power to actually limit production rather than produce more iron ore more quickly as you continually stated.   In terms of competition concerns, have you given any thought to perhaps undertaking to maintain certain iron ore production levels over the coming years?

12 December 2007                                                                                                                                                                                                                                                                                                      11

Media Conference Call                                                                                                                                                                                                                                                                                BHP Billiton

Marius Kloppers

There are two parts to that question.   I think the best way I can answer the production issue is pointing at the track record.  Growing at twice the speed that Rio Tinto has, and we have stated that if we put these two companies together, we will get additional opportunities to accelerate production.  That is a very powerful calling card because it is based on fact, it is based on a track record, and it is based on a strategy that has been unchanged.  To invest throughout the cycle.

Question

But you would also have more power to limit production, once the market does enter over-supply.

Marius Kloppers

Our strategy as a low-cost producer as we stated over the last seven years is just to invest, to grow market share, and to satisfy our customers with more volumes in ever increasing ways.  That will be our strategy going forward and I am quite comfortable stating that on the record.  We just want to increase production and we have done at twice the rate that Rio Tinto has over the last six, seven years.

Question

In the staged breakdown of the proposed expansion of Olympic Dam, you go into perhaps more detail than you have done before in terms of looking at exporting concentrate rather than exporting the smelted, refined ore.  I just wondered if that is a correct interpretation of the presentation, and if it is, what you expect the response will be from the state government to that proposal.

Marius Kloppers

Yes, copper mines that make copper concentrates normally export them in the form of concentrates.  That is normal.  If you look at Rio Tinto’s mines in North Parkes and so on and so on in Australia, that would be exactly the case.  That is really the nature of our proposal.  Now obviously if you look at those three stages, you’ll see that in stage one, we would like, consistent with our strategy, to optimise the use of things that are already there.  The smelter, we would like to debottleneck it as much as possible.  But beyond that, we would like to export this concentrate.  And I have been asked about radioactivity and so on.  You know, the material looks from that perspective; it is like the smoke detector in your roof. It probably has more radioactivity than what you have here, so we do hope we can export this.  We are obviously in close contact with the South Australian government, and we look forward to a multi-decade investment program here to continue grow production here.

Question

Do you think that will mean less investment and fewer jobs in Australia if you are exporting ore straight rather than the smelted?

12 December 2007                                                                                                                                                                                                                                                                                                      12

Media Conference Call                                                                                                                                                                                                                                                                                BHP Billiton

Marius Kloppers

We think that this investment opportunity is absolutely enormous and as we have drawn out this ore body and in particular as the world’s appetite for clean energy has grown against the backdrop of CO2 concerns, I mean I think we have consistently upgraded both from a market perspective and from an ore body perspective… what investments are going to be required here.  So if I think where we stand today, our view is for much more investment than we might have envisaged two or three years ago, and more investment on average means more value for Australia and certainly for the state of South Australia.

I think we have to conclude there, we are just about out of time.  Thank you all for attending at very short notice, we appreciate during these busy times that you could make the time available.  I encourage all of you to continue to engage with us and to follow our presentation a little later today.  To those of you in Australia, good night, and to all of the others that have attended, thank you very much.

12 December 2007                                                                                                                                                                                                                                                                                                      13